United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 1, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

February 1, 2021

Coca-Cola European Partners (CCEP) today confirms receipt of regulatory approval from the Australian Foreign Investment Review Board (FIRB) to acquire Coca-Cola Amatil Limited (CCL)

•As CCEP progresses further with the acquisition of CCL, CCEP today provides an update on the status of regulatory approvals relating to the transaction

•The Scheme implementation deed between CCEP and CCL is subject to regulatory approval from both the FIRB and the New Zealand Overseas Investment Office (OIO)

•CCEP today confirms receipt of the FIRB approval, dated 29 January 2021

•The Scheme remains subject to other customary conditions, including CCL independent shareholder approval, court approval and the OIO regulatory approval. Further updates will be provided in due course.

For further information on the transaction, please see on our website:
Latest release (4 November 2020)

https://ir.cocacolaep.com/regulatory-filings-and-news/investor-news/investor-news-details/2020/Coca-Cola-Euro-Ptnrs---Update-re-Coca-Cola-Amatil-acquisition/default.aspx

Analyst & investor presentation (25 October 2020)

https://s24.q4cdn.com/897379916/files/doc_presentations/2020/11/CCEP.-Proposed-acquisition-of-Coca-Cola-Amatil-Q3-Update.pdf

Advisers
Rothschild & Co are acting as lead financial adviser and Credit Suisse are acting as financial adviser to the Affiliated Transaction Committee (ATC) of the Board of Directors of CCEP. Slaughter and May and Corrs Chambers Westgarth are acting as legal counsel to CCEP.

Enquiries

Clare Wardle, General Counsel and Company Secretary: secretariat@ccep.com

Investor Relations: Sarah Willett: sarah.willett@ccep.com +44 7970 145 218

Media:

Shanna Wendt: swendt@ccep.com +44 7976 595 168

Peter Brookes: pbrookes@citadelmagnus.com +61 407 911 389

Brett Clegg: bclegg@citadelmagnus.com +61 487 436 985

About CCEP (LEI 549300LTH67W4GWMRF57)

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coke bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CCEP.

About CCL

Coca-Cola Amatil Limited (including subsidiaries, group entities and related bodies corporate) is one of the largest bottlers and distributors of ready-to-drink non-alcohol and alcohol beverages and coffee in the Asia Pacific region. CCL is the authorised bottler and distributor of KO’s beverage brands in Australia, New Zealand, Fiji, Indonesia, Papua New Guinea and Samoa. CCL directly employs around 12,000 people and indirectly creates thousands more jobs across the supply chain, partnering with key suppliers to bottle, package, sell and distribute its products. With access to around 270 million potential consumers through more than 630,000 active customers CCL is committed to leading through innovation, building a sustainable future and delivering long-term value, both to shareholders and to society. For more information, visit www.ccamatil.com

No incorporation of website information
The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement.

End

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: February 1, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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